




05008440

10 May 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	***Document***
05.05.05	Artemis Holding
10.05.05	Gartmore Holding

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

P.P. T. D. Hallam

Andrew Scull


ARTEMIS

The Company Secretary
4Imprint Group Plc
Park 17
Moss Lane
Whitfield
M45 8FJ

Faxed to
Wayne
5/5/05

3 May 2005

Dear Sir / Madam

RE: Declaration of Interest in Shares

In accordance with Part IV of the *Companies Act 1985* (as amended), we write to inform you that Artemis Investment Management Limited, and certain of its subsidiary companies, have a notifiable interest of 2,450,000 shares, representing 9.78% of the issued share capital of your company.

Full details of the interest and the beneficial holders are detailed below.

Yours faithfully,

Mark Scott
Artemis Investment Mangement Ltd

Beneficial Owner	Number of Shares Held	% Interest
Artemis UK Smaller Companies	2,450,000	9.78

Gartmore Investment
Management plc

Gartmore House
8 Fenchurch Place
London EC3M 4PB
Telephone +44 (0)20 7782 2000
Fax +44 (0)20 7782 2075
www.gartmore.com

The Company Secretary
4Imprint Group plc
Park 17
Moor Lane
Whitefield
M45 8FJ

✓ faxed

Our Ref RDU/198A10%+84
020 7782 2804
5th May 2005


Gartmore

Dear Sir/Madam,

Re: 4IMPRINT GROUP

We, Gartmore Investment Limited (GIL), Gartmore Fund Managers Limited (GFM) and Gartmore Global Partners (GGP), write to advise you pursuant to Section 198 of the Companies Act 1985 (the "Act") as amended by the Disclosure of Interest in Shares (amendment) Regulations 1993, that we now have a reportable interest in your company due to a purchase of 35,000 shares at GBP2.2 on 29th April 2005.

1. This notification relates to the Ordinary GBP0.38460 share capital of 4IMPRINT GROUP PLC.

2. The number of shares of the person(s) with an interest, for the purposes of Section 208 and 209 of the Act, immediately after the time when the obligation arose, are shown on the attached schedule.

3. The identities of the registered holders of these shares and the number of shares held by each holder, so far as is known at the date of this notification, are shown on the attached schedule.

4. The percentages quoted on the attached schedule are based on your new issued share capital of 25,043,818 as advised to us by Exshare.

5. The total number of shares comprises the aggregated holdings controlled by GIL, GFM and GGP, as discretionary investment managers of the clients and client funds listed on the attached schedule and; accordingly having voting power in respect of the shares and power to dispose of them.

6. The shares are held for investment purposes only for the clients and client funds concerned and we do not know of anyone who is party to any agreement to which Section 204 of the "Act" applies.

Yours faithfully
For and on behalf of Gartmore Investment Management plc

Alan Buddles
Head of Restrictions & Disclosures Unit

Current Holdings By Fund Manager

4097 4IMPRINT GROUP ORD GBP0.38460

.	Number of Shares Held	Issued Share Capital	Percentage of Issued Capital	UK Registered Owner	Fund	Beneficial Owner
agers Limited	1,171,626		4.678 %	HSBC GLOBAL CUSTODY NOMINEE UK LTD	56690	GARTMORE FUND MANAGERS LTD A/C GARTMORE UK & IRISH SMALLER COMPANIES
	1,171,626		**4.678 %**			
t Limited	241,187		0.963 %	BNY GIL CLT A/C NOMS LTD A/C LST	LST	GARTMORE SMALLER COMPANIES TRUST PLC
t Limited	160,731		0.642 %	BNY GIL CLT A/C NOMS LTD A/C NWSC	56640	GARTMORE GROWTH OPPORTUNITIES PLC
t Limited	440,017		1.757 %	NORTRUST NOMINEES LIMITED	54550	STRATHCLYDE PENSION FUND
: Limited	309,855		1.237 %	GOLDMAN SACHS NOMINEES LTD	63285	THE GARTMORE LIMITED ISSUE UK SMALL CAP FUND LTD
Limited	518,117		2.069 %	BNY GIL CLT A/C NOMS LTD A/C GMT	GMT	GARTMORE FLEDGLING TRUST PLC
	1,669,907		**6.668 %**			
	2,841,533	**25,043,818**	**11.346 %**			

End of Report